UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WESTWAY GROUP, INC.

(Name of Subject Company (Issuer))

BISHOP INFRASTRUCTURE III ACQUISITION

COMPANY, INC.

(Offeror)

a wholly-owned subsidiary of

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

(Other Person)

and a controlled affiliate of

EQT INFRASTRUCTURE II LIMITED PARTNERSHIP

(Other Person)

(Filing Persons)

Class A Common Stock, Par Value $0.0001 Per Share

Class B Common Stock, Par Value $0.0001 Per Share

Series A Perpetual Convertible Preferred Stock, Par Value $0.0001 Per Share

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

96169B100 (Class A Common Stock)

None (Class B Common Stock)

None (Series A Perpetual Convertible Preferred Stock)

None (Warrants to Purchase Class A Common Stock)

(CUSIP Number of Class of Securities)

Gideon J. Van der Ploeg

EQT Infrastructure II Limited Partnership

World Trade Center Schiphol

H Tower, Floor 4

Schiphol Boulevard 355

1118 BJ Schiphol, The Netherlands

(+31) 20 577-6670

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew F. Herman, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, New York 10022

(212) 277-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$421,268,822.18	$57,461.07

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i)(A) 14,571,663 shares of Class A Common Stock issued and outstanding, multiplied by (B) $6.70, (ii)(A) 13,652,763 shares of Class B Common Stock issued and outstanding, multiplied by (B) $6.70, (iii) (A) 33,321,892 shares of Preferred Stock issued and outstanding, multiplied by (B) $6.79, and (iv) (A) 3,476,189 shares of Class A Common Stock subject to the outstanding Warrants, multiplied by (B) $1.70.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed on behalf of Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (the “Parent”), and a controlled affiliate of EQT Infrastructure II Limited Partnership, a limited partnership registered in England and Wales (the “Guarantor”). This Schedule TO relates to the offer by the Purchaser to purchase for cash:

•

all of the outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Westway Group, Inc., a Delaware corporation (the “Company”), at a purchase price equal to $6.70 per share (the “Common Stock Offer Price”);

•

all of the outstanding shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), of the Company at a purchase price per share equal to the Common Stock Offer Price;

•

all of the outstanding shares of Series A perpetual convertible preferred stock, par value $0.0001 per share (the “Preferred Stock,” and together with the Common Stock, the “Shares”), of the Company at a purchase price equal to $6.79 per share (the “Preferred Stock Offer Price”); and

•

all outstanding warrants to purchase shares of Class A Common Stock (all of which have an exercise price of $5.00 per share of Class A Common Stock, the “Warrants,” and together with the Shares, the “Securities”), at a purchase price per share of Class A Common Stock subject to each such Warrant (the “Warrant Shares”) equal to $1.70 (the “Warrant Offer Price,” and together with the Common Stock Offer Price and the Preferred Stock Offer Price, the “Offer Price”),

other than any Shares held by the Company as treasury stock or otherwise, in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 31, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as each may be amended or supplemented from time to time, the “Letter of Transmittal”) which, together with the Offer to Purchase, constitute the “Offer.” The Offer to Purchase and Letter of Transmittal are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

Pursuant to General Instruction F to Schedule TO, all the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet

Summary Term Sheet. The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) – (c) Name and Address; Securities; Trading Market and Price. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 7 – “Price Range of Shares”

•	Section 8 – “Certain Information Concerning the Company”

Item 3. Identity and Background of Filing Person

(a) – (c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 9 – “Certain Information Concerning the Purchaser and the Parent”

•	Schedule 1 – Information Concerning the Directors, Executive Officers and Other Related Persons of the Parent, the Purchaser and the Guarantor

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 1 – “Terms of the Offer; Expiration Time”

•	Section 2 – “Certain Conditions of the Offer”

•	Section 3 – “Acceptance for Payment and Payment for Securities”

•	Section 4 – “Procedures for Accepting the Offer and Tendering Securities”

•	Section 5 – “Withdrawal Rights”

•	Section 6 – “Certain Tax Considerations”

•	Section 12 – “The Merger Agreement; Other Agreements”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9 – “Certain Information Concerning the Purchaser and the Parent”

(b) Significant Corporate Events. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Introduction”

•	Section 9 – “Certain Information Concerning the Purchaser and the Parent”

•	Section 11 – “Background of the Offer; Contacts with the Company”

•	Section 12 – “The Merger Agreement; Other Agreements”

Item 6. Purposes of the Transaction and Plans or Proposals

(a), (c)(1) through (7) Purposes; Plans. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Introduction”

•	Section 12 – “The Merger Agreement; Other Agreements”

•	Section 13 – “Purpose of the Offer; Plans for the Company”

•	Section 14 – “Dividends and Distributions”

•	Section 15 – “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Margin Regulations and Exchange Act Registration”

Item 7. Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Introduction”

•	Section 10 – “Source and Amount of Funds”

•	Section 12 – “The Merger Agreement; Other Agreements”

•	Section 18 – “Fees and Expenses”

Item 8. Interest in Securities of the Subject Company

(a), (b) Securities Ownership; Securities Transactions. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9 – “Certain Information Concerning the Purchaser and the Parent”

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements

Not applicable.

Item 11. Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 9 – “Certain Information Concerning the Purchaser and the Parent”

•	Section 12 – “The Merger Agreement; Other Agreements”

•	Section 15 – “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Margin Regulations and Exchange Act Registration”

•	Section 16 – “Certain Legal Matters and Regulatory Approvals”

Item 12. Exhibits

Exhibit	Description

(a)(1)	Offer to Purchase, dated December 31, 2012.

(a)(2)	Form of Letter of Transmittal for Securities.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)(i)	Summary Advertisement as published in the Wall Street Journal on December 31, 2012.

(a)(7)(ii)	Joint Press Release by the Guarantor and the Company, dated December 20, 2012.

(a)(7)(iii)	Press Release by the Guarantor, dated December 20, 2012.

(d)(1)	Agreement and Plan of Merger, dated December 20, 2012, by and among the Parent, the Purchaser and the Company.

(d)(2)	Limited Guarantee, dated December 20, 2012, by and among the Guarantor and the Company.

(d)(3)	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Agman Louisiana, Inc.

(d)(4)	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Mr. Francis P. Jenkins.

(d)(5)	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Mr. John E. Toffolon, Jr.

(d)(6)	Management Participation Agreement, dated December 20, 2012, by and between the Parent and Mr. Wade Blanchard.

(d)(7)	Management Participation Agreement, dated December 20, 2012, by and between the Parent and Mr. Robert C. Johnson.

(d)(8)	Management Participation Agreement, dated December 20, 2012, by and between the Parent and Mr. Gene McClain.

(d)(9)	Management Participation Agreement, dated December 20, 2012, by and between the Parent and Mr. Thomas A. Masilla, Jr.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2012

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

By:	/s/ G.J. Van der Ploeg
Name:	G.J. Van der Ploeg
Title:	Director

By:	/s/ M.H.J. Hedeman Joosten
Name:	M.H.J. Hedeman Joosten
Title:	Director

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

By:	/s/ G.J. Van der Ploeg
Name:	G.J. Van der Ploeg
Title:	Director

By:	/s/ M.H.J. Hedeman Joosten
Name:	M.H.J. Hedeman Joosten
Title:	Director

EQT INFRASTRUCTURE II LIMITED PARTNERSHIP

By:	EQT Infrastructure II GP B.V. its General Partner

By:	/s/ G.J. Van der Ploeg
Name:	G.J. Van der Ploeg
Title:	Director

By:	/s/ M.H.J. Hedeman Joosten
Name:	M.H.J. Hedeman Joosten
Title:	Director

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Purchase, dated December 31, 2012.

(a)(2)	Form of Letter of Transmittal for Securities.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)(i)	Summary Advertisement as published in the Wall Street Journal on December 31, 2012.

(a)(7)(ii)	Joint Press Release by the Guarantor and the Company, dated December 20, 2012.

(a)(7)(iii)	Press Release by the Guarantor, dated December 20, 2012.

(d)(1)	Agreement and Plan of Merger, dated December 20, 2012, by and among the Parent, the Purchaser and the Company.

(d)(2)	Limited Guarantee, dated December 20, 2012, by and among the Guarantor and the Company.

(d)(3)	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Agman Louisiana, Inc.

(d)(4)	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Mr. Francis P. Jenkins.

(d)(5)	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Mr. John E. Toffolon, Jr.

(d)(6)	Management Participation Agreement, dated December 20, 2012, by and between the Parent and Mr. Wade Blanchard.

(d)(7)	Management Participation Agreement, dated December 20, 2012, by and between the Parent and Mr. Robert C. Johnson.

(d)(8)	Management Participation Agreement, dated December 20, 2012, by and between the Parent and Mr. Gene McClain.

(d)(9)	Management Participation Agreement, dated December 20, 2012, by and between the Parent and Mr. Thomas A. Masilla, Jr.